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Transcript of CNBC Interview of Samuel Masucci

on Wednesday, July 2, 2008 at 3:45 pm

Host:

Well as Congress pushes to root out speculators from the oil markets, two new funds hitting Wall Street allowing investors to invest in this market without actually affecting the price of crude.  Sam Masucci is with me, CEO and President of MacroMarkets which created these funds.  Also weighing in John Kilduff, a CNBC contributor and Senior Vice President and energy analyst at MF Global, along with Jim Glickenhaus, Partner at Glickenhaus & Company.  Gentlemen, nice to have you on the program.  Welcome.

Guests:

Thank you.

Host:

Sam, let me kick it off with you.  Tell me how these funds work, exactly.  You can do "UOY" that's up yield, if you think oil's going up.  Correct?

Masucci:

That's correct.

Host:

And you could do "DOY" if you think oil's going down.  How's it work?

Masucci:

Exactly.  $100 MacroShares launched yesterday on the American Stock Exchange.

Host:

Congratulations.

Masucci:

Thank you.  And they are a pair of securities, that as you mentioned, allow you to either take a direction in either the price improvement in oil, or if you think that oil is coming down the price decrease in oil.  What's unique about the securities, we won't invest in futures.  We don't buy any oil.

Host:

You're not holding actual contracts of oil.

Masucci:

No.  We're not affecting the price at the pump for you and I.  All we're really doing is holding short-term treasuries and cash.

Host:

Seth, what do you think.  You're, uh – Jim, I'm thinking of your dad.  Jim Glickenhaus let me ask you what you think about this?  You're a value guy.  Is there value here?

Glickenhaus:

Well I think the bigger problem is what are the politicians gonna do?  I mean, I think there is tremendous political pressure to curb speculation in energy and I think that, you know, politicians are really worried about what's happening.  And I think you could see some real regulation that would impact any kind of speculation in energy and make it much more difficult to do.

Host:

Is that going to impact you?

Masucci:

No, I don't think it is.  In fact I think we're a great product if you are concerned about affecting the oil market through speculation or just direct investment.  I mean, we are passive and we only hold treasuries and cash so we really don't affect the futures or oil prices.

Host:

John, what do you think?

Kilduff:

I think it's the real business of innovation there, Maria.  This is a great way, I think, to plant – I think it's a fascinating idea.  It was only brought to my attention actually today, I have to admit.  And, um, it again, it's sort of – it's a great way for investors – I'm always leery of advising individual investors in particular, to get involved with futures contracts.

Host:

Right.

Kilduff:

I think it's a pretty – it's difficult and complicated.  I do think that the – on the face of these they sound complicated, but when you dig down and do your homework, they sound good.  And again, it's just more and more financial engineering that I think is great for the markets and capital flowing in, and engaging all manners of investors in, in energy and in everything else for that matter.

Host:

You said this is institutional as well as retail.

Masucci:

Yeah, we have quite a diverse group of investors and our first funds gathered over a billion and a half dollars and we have high expectations for these as well.

Host:

Jim, let me get back to something you said about the regulatory environment.  How specifically might investors get impacted, whether it's this product, another product and, and how steep will this regulation be?  Tell me how you envision things changing.

Glickenhaus:

Well I don't think that I personally would bet my kidneys that the politicians would or wouldn't do anything.  I mean we've seen them ban alcoholic beverages, invade Iraq.  I mean, they do some pretty wacky things.  So, I think that if the public gets annoyed enough about the price of gasoline – and I think they're getting there – I think you could see real pressure to bring in speculation of all kinds and they could pass any kind of law they wanted and really have a big effect on it.  And I think it's likely to happen.

Host:

Yeah, is it going to pass, though.  I mean, we've been hearing about, you know, windfall tax on the large oil companies for years.  That never went through.

Glickenhaus:

Yeah, and it shouldn't go through for sure.  I mean, you know, the problem is when you have people like Bill O'Reilly saying it's unconscionable how much Exxon makes and he throws out a number of billions of dollars in profits, it's a really stupid remark.  The gross dollar amount means nothing.  What is the return on investment that Exxon gets, and frankly it's very mediocre compared to other businesses.  So that's the way you judge profit.  Having said that, I do think this is a little different.  I think there's a panic out there.  I think you're seeing, you know, people at Merrill saying General Motors may go bankrupt.  I think this is really hurting the average American.  They're unable to buy higher mileage cars, because we're not making enough of them.  I think you could see some strange and dangerous things happening.  And I for one wouldn't bet that the politicians are going to bring in speculation on energy.

Host:

Sam, what if prices come in.  Let's just talk about the hypothetical of some people saying look, there is a bubble situation happening and at some point things do reverse.  How does that impact these funds?

Masucci:

Well, the, uh, the down fund is going to benefit from that.  So "DOY," which bets that the price of oil is going to come down, is going to appreciate in value and allow someone to benefit from that price decline.

Host:

John Kilduff, do you expect prices to come in anytime soon?  A lot of people now betting that, you know, we're on the cusp of something here, a reversal.  Why, I don't know, because fundamentals haven't changed.

Kilduff:

Well, my thesis is now centering around the Olympics.  If we're going to have any hope of this prices [sic] being broken, it's going to be because China clamps down after the Olympics and eliminates subsidies and really brings the price shock home to their people after all the companies gone [sic] home after August.  So, I do think there's a real chance for a significant pull back later in the year.

Host:

Alright, we'll leave it there.  Gentlemen, good to have you on the program.  Thanks very much.  Thanks for joining us.  We so appreciate… {cut off}